SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                               ILEX Oncology, Inc.
                              --------------------
                                (Name of Issuer)

                                  Common Stock
                              --------------------
                         (Title of Class of Securities)

                                   451923106
                              --------------------
                                 (CUSIP Number)

                                  Hilary Strain
                       One Embarcadero Center, Suite 4050
                             San Francisco CA 94111
                                 (415) 362-4022
         ---------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 23, 2000
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following page(s))

                               Page 1 of 18 Pages

CUSIP No. 000451923106                 13D                    Page 2 of 18 Pages

--------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos.of Above Persons

    Alta Partners
--------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group (a):
                                                     (b))X

--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source Of Funds*

    WC
--------------------------------------------------------------------------------
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
(6) Citizenship Or Place Of Organization

    California
--------------------------------------------------------------------------------
Number Of Shares                      (7)     Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                           (8)     Shared Voting Power      -0-


                                      (9)     Sole Dispositive Power   -0-


                                      (10)    Shared Dispositive Power -0-


(11) Aggregate Amount Beneficially Owned By Each Reporting Person

                  -0-
--------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)

                  -0-
--------------------------------------------------------------------------------
(14) Type Of Reporting Person

                  IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 000451923106                 13D                    Page 3 of 18 Pages

--------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos.of Above Persons

    Alta BioPharma Partners, L.P.
--------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group (a):
                                                     (b))X

--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source Of Funds*

    WC
--------------------------------------------------------------------------------
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
(6) Citizenship Or Place Of Organization

    Delaware
--------------------------------------------------------------------------------
Number Of Shares                      (7)     Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                           (8)     Shared Voting Power      -0-


                                      (9)     Sole Dispositive Power   -0-


                                      (10)    Shared Dispositive Power -0-


(11) Aggregate Amount Beneficially Owned By Each Reporting Person

                  -0-
--------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)

                  -0-
--------------------------------------------------------------------------------
(14) Type Of Reporting Person

                  PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 000451923106                 13D                    Page 4 of 18 Pages

--------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos.of Above Persons

    Alta Embarcadero BioPharma, LLC
--------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group (a):
                                                     (b))X

--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source Of Funds*

    WC
--------------------------------------------------------------------------------
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
(6) Citizenship Or Place Of Organization

    California
--------------------------------------------------------------------------------
Number Of Shares                      (7)     Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                           (8)     Shared Voting Power      -0-


                                      (9)     Sole Dispositive Power   -0-


                                      (10)    Shared Dispositive Power -0-


(11) Aggregate Amount Beneficially Owned By Each Reporting Person

                  -0-
--------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)

                  -0-
--------------------------------------------------------------------------------
(14) Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 000451923106                 13D                    Page 5 of 18 Pages

--------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos.of Above Persons

    ILEX Chase Partners (Alta Bio), LLC
--------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group (a):
                                                     (b))X

--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source Of Funds*

    WC
--------------------------------------------------------------------------------
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
(6) Citizenship Or Place Of Organization

    Delaware
--------------------------------------------------------------------------------
Number Of Shares                      (7)     Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                           (8)     Shared Voting Power      -0-


                                      (9)     Sole Dispositive Power   -0-


                                      (10)    Shared Dispositive Power -0-


(11) Aggregate Amount Beneficially Owned By Each Reporting Person

                  -0-
--------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)

                  -0-
--------------------------------------------------------------------------------
(14) Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 000451923106                 13D                    Page 6 of 18 Pages

--------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos.of Above Persons

    Alta BioPharma Management, LLC
--------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group (a):
                                                     (b))X

--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source Of Funds*

    WC
--------------------------------------------------------------------------------
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
(6) Citizenship Or Place Of Organization

    Delaware
--------------------------------------------------------------------------------
Number Of Shares                      (7)     Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                           (8)     Shared Voting Power      -0-


                                      (9)     Sole Dispositive Power   -0-


                                      (10)    Shared Dispositive Power -0-


(11) Aggregate Amount Beneficially Owned By Each Reporting Person

                  -0-
--------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)

                  -0-
--------------------------------------------------------------------------------
(14) Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 000451923106                 13D                    Page 7 of 18 Pages

--------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos.of Above Persons

    Alta/Chase BioPharma Management, LLC
--------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group (a):
                                                     (b))X

--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source Of Funds*

    WC
--------------------------------------------------------------------------------
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
(6) Citizenship Or Place Of Organization

    Delaware
--------------------------------------------------------------------------------
Number Of Shares                      (7)     Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                           (8)     Shared Voting Power      -0-


                                      (9)     Sole Dispositive Power   -0-


                                      (10)    Shared Dispositive Power -0-


(11) Aggregate Amount Beneficially Owned By Each Reporting Person

                  -0-
--------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)

                  -0-
--------------------------------------------------------------------------------
(14) Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 000451923106                 13D                    Page 8 of 18 Pages

--------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos.of Above Persons

    Jean Deleage
--------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group (a):
                                                     (b)X

--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source Of Funds*

    AF
--------------------------------------------------------------------------------
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
(6) Citizenship Or Place Of Organization

    U.S.A.
--------------------------------------------------------------------------------
Number Of Shares                      (7)     Sole Voting Power        17,340
Beneficially Owned
By Each Reporting
Person With                           (8)     Shared Voting Power      -0-


                                      (9)     Sole Dispositive Power   17,340


                                      (10)    Shared Dispositive Power -0-


(11) Aggregate Amount Beneficially Owned By Each Reporting Person

                  17,340
--------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)

                  0.08%
--------------------------------------------------------------------------------
(14) Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 000451923106                 13D                    Page 9 of 18 Pages

--------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos.of Above Persons

    Garrett Gruener
--------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group (a):
                                                     (b)X

--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source Of Funds*

    AF
--------------------------------------------------------------------------------
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
(6) Citizenship Or Place Of Organization

    U.S.A.
--------------------------------------------------------------------------------
Number Of Shares                      (7)     Sole Voting Power        28,295
Beneficially Owned
By Each Reporting
Person With                           (8)     Shared Voting Power      -0-


                                      (9)     Sole Dispositive Power   28,295


                                      (10)    Shared Dispositive Power -0-


(11) Aggregate Amount Beneficially Owned By Each Reporting Person

                  28,295
--------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)

                  0.13%
--------------------------------------------------------------------------------
(14) Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 000451923106                 13D                   Page 10 of 18 Pages

--------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos.of Above Persons

    Daniel Janney
--------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group (a):
                                                     (b)X

--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source Of Funds*

    AF
--------------------------------------------------------------------------------
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
(6) Citizenship Or Place Of Organization

    U.S.A.
--------------------------------------------------------------------------------
Number Of Shares                      (7)     Sole Voting Power        38,108
Beneficially Owned
By Each Reporting
Person With                           (8)     Shared Voting Power      -0-


                                      (9)     Sole Dispositive Power   38,108


                                      (10)    Shared Dispositive Power -0-


(11) Aggregate Amount Beneficially Owned By Each Reporting Person

                  38,108
--------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)

                  0.18%
--------------------------------------------------------------------------------
(14) Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 000451923106                 13D                   Page 11 of 18 Pages

--------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos.of Above Persons

    Alix Marduel
--------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group (a):
                                                     (b)X

--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source Of Funds*

    AF
--------------------------------------------------------------------------------
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
(6) Citizenship Or Place Of Organization

    U.S.A.
--------------------------------------------------------------------------------
Number Of Shares                      (7)     Sole Voting Power        38,108
Beneficially Owned
By Each Reporting
Person With                           (8)     Shared Voting Power      -0-


                                      (9)     Sole Dispositive Power   38,108


                                      (10)    Shared Dispositive Power -0-


(11) Aggregate Amount Beneficially Owned By Each Reporting Person

                  38,108
--------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)

                  0.18%
--------------------------------------------------------------------------------
(14) Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 000451923106                 13D                   Page 12 of 18 Pages

--------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos.of Above Persons

    Guy Nohra
--------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group (a):
                                                     (b)X

--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source Of Funds*

    AF
--------------------------------------------------------------------------------
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
(6) Citizenship Or Place Of Organization

    U.S.A.
--------------------------------------------------------------------------------
Number Of Shares                      (7)     Sole Voting Power        27,945
Beneficially Owned
By Each Reporting
Person With                           (8)     Shared Voting Power      -0-


                                      (9)     Sole Dispositive Power   27,945


                                      (10)    Shared Dispositive Power -0-


(11) Aggregate Amount Beneficially Owned By Each Reporting Person

                  27,945
--------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)

                  0.13%
--------------------------------------------------------------------------------
(14) Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 000451923106                 13D                   Page 13 of 18 Pages

--------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos.of Above Persons

    Marino Polestra
--------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group (a):
                                                     (b)X

--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source Of Funds*

    AF
--------------------------------------------------------------------------------
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
(6) Citizenship Or Place Of Organization

    U.S.A.
--------------------------------------------------------------------------------
Number Of Shares                      (7)     Sole Voting Power        27,945
Beneficially Owned
By Each Reporting
Person With                           (8)     Shared Voting Power      -0-


                                      (9)     Sole Dispositive Power   27,945


                                      (10)    Shared Dispositive Power -0-


(11) Aggregate Amount Beneficially Owned By Each Reporting Person

                  27,945
--------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)

                  0.13%
--------------------------------------------------------------------------------
(14) Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1. Security and Issuer.

                  This Statement on Schedule D relates to the Common Stock, $0.01 par value per share (the "Shares"), of ILEX Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 11550 IH-10 West, Suite 300, San Antonio TX 78230-1064.


Item 2. Identity and Background.

                  (a) This Statement is filed by Alta BioPharma Partners, L.P., a Delaware limited partnership ("Alta BioPharma"), and Alta Embarcadero BioPharma, LLC, a California limited liability company ("Embarcadero LLC"), and ILEX Chase Partners (Alta Bio), LLC, a Delaware LLC ("ILEX Alta Bio") by virtue of their direct beneficial ownership of Shares, by Alta BioPharma Management Partners, LLC, a Delaware limited liability company ("Alta Management"), by virtue of being the sole general partner of Alta BioPharma, by Alta/Chase BioPharma Management LLC, a Delaware limited liability company (Alta/Chase Management) by virtue of being the sole managing director of ILEX Alta Bio and by Alta Partners, a California corporation ("Alta Partners"), by virtue of being the management advisory company of these entities. Alta BioPharma, Embarcadero LLC, ILEX Alta Bio, Alta Management, Alta/Chase Management and Alta Partners are collectively referred to as the "Reporting Persons." Jean Deleage, Garrett Gruener, Dan Janney, Alix Marduel, Guy Nohra and Marino Polestra (the "Partners") are the managing directors of Alta Management, Alta/Chase Management and officers of Alta Partners. By virtue of the relationships described above and their roles with Alta Partners, each of the Partners may be deemed to control Alta Partners, Alta/Chase Management, Alta Management, and, therefore, may be deemed to possess indirect beneficial ownership of the Shares held by each entity. However, none of the Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by the entities and, as a result, the Partners disclaim beneficial ownership of the Shares directly beneficially owned by each entity, except to the extent of their pecuniary interest in each entity. Embarcadero LLC is a side company that makes all investments pro rata to the capital of Alta BioPharma with all allocations made to its members based on paid-in capital. Certain of the Partners are members of Embarcadero LLC and certain members of Embarcadero LLC are affiliates of Alta Partners.

                  (b) The principal executive offices of Alta BioPharma, Embarcadero LLC, ILEX Alta Bio, Alta Management, Alta/Chase Management and Alta Partners, and the business address of each Partner, are located at One Embarcadero Center, Suite 4050, San Francisco, California 94111.

                  (c) Alta Partners provides investment advisory services to venture capital firms. Alta BioPharma, ILEX Alta Bio and Embarcadero LLC's principal business is acting as venture capital investment vehicles. Alta/Chase Management and Alta Management's principal business is acting as managing director of ILEX Alta Bio and Alta BioPharma, respectively. Each of the Partners' principal business is acting as a managing director of Alta Management and Alta/Chase Management and as an officer of Alta Partners.

                  (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Partners, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, and none of the Partners, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

                  (f) Alta Partners is a California corporation. Alta BioPharma is a Delaware limited partnership. Embarcadero LLC is a California limited liability corporation. ILEX Alta Bio is a Delaware limited liability company. Alta Management and Alta/Chase Management are Delaware limited liability companies. Each of the Partners is a citizen of the United States.


Item 3. Source and Amount of Funds or Other Consideration.

                  The total amount of funds required by Alta BioPharma to acquire the 742,547 shares of Common Stock reported in Item 5(a) was $6,215,859.00, the total amount of funds required by Embarcadero LLC to acquire the 27,988 shares of Common Stock reported in Item 5(a) was $234,289.00 and the total amount of funds required by ILEX Alta Bio to acquire the 424,065 shares of Common Stock reported in Item 5(a) was $3,549,852.00. Such funds were provided by each entity's capital available for investment.


Item 4. Purpose of Transaction.

                  Alta BioPharma, Embarcadero LLC, and ILEX Alta Bio acquired the Common Stock reported in Item 5(c) for investment only. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, market for the Shares, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting Persons may from time to time purchase the Common Stock, dispose of all or a portion of the Common Stock that it holds, or cease buying or selling Common Stock. Any such additional purchases or sales of the Common Stock may be in open market or privately negotiated transactions or otherwise.

                  On July 16, 1999, Alta BioPharma, Embarcadero LLC and ILEX Alta Bio entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with the Company pursuant to which Alta BioPharma, Embarcadero LLC and ILEX Alta Bio acquired, for an aggregate purchase price of $10,000,000, a total of 1,194,600 Shares of Common Stock. The entities also entered into a Registration Rights Agreement.

                  On February 23, 2000, Alta BioPharma, Embarcadero LLC and ILEX Alta Bio made distributions of 742,547, 27,988 and 424,065 shares of Common Stock, respectively, to their partners or members without consideration.

Item 5. Interest in Securities of the Issuer.

                  (a) Alta BioPharma is the direct beneficial owner of 742,547 shares of Common Stock or approximately 3.5% of the shares deemed outstanding by the Company (21,500,000) as of December 31, 1999. ILEX Alta Bio is the direct beneficial owner of 424,065 shares of Common Stock or approximately 2.0% of the shares deemed outstanding by the Company (21,500,000) as of December 31, 1999. Embarcadero LLC is the direct beneficial owner of 27,988 Shares of Common Stock or approximately 0.1% of the shares deemed outstanding by the Company (21,500,000) as of December 31, 1999.

                  (b) Each entity has the power to direct the disposition of and vote the stock held by it. By virtue of the relationships previously reported under Item 2 of this Statement, Alta Management, Alta/Chase Management and Alta Partners may be deemed to have indirect beneficial ownership of the shares owned by such entities.

                  (c) On July 16, 1999 Alta BioPharma, ILEX Alta Bio, and Embarcadero LLC acquired the Shares described in Item 3 of this Statement in a privately negotiated transaction with the Company for aggregate consideration of $6,215,859, $3,549,852 and $234,289, respectively.

                  On February 23, 2000, Alta BioPharma made a distribution of 742,547 shares of Common Stock to its partners without consideration. On February 23, 2000, Embarcadero LLC made a distribution of 27,988 shares of Common Stock to its members without consideration. On February 23, 2000, ILEX Alta Bio made a distribution of 424,065 shares of Common Stock to its members without consideration.

                  Except as set forth above, neither the Reporting Persons nor the Partners have effected any transaction in the Shares during the past 60 days.

                  (d) Alta BioPharma, ILEX Alta Bio and Embarcadero LLC each have the right to receive dividends and proceeds from the sale of Common Stock held by it. By virtue of the relationships reported in Item 2 of this Statement, Alta Management, Alta/Chase Management and Alta Partners may be deemed to have the power to direct the receipt of dividends and the proceeds from the sale of the Common Stock held by each entity.

                  (e) On February 23, 2000, Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities reported herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The ILEX Corporation Stock Purchase Agreement dated July 16, 1999 and The ILEX Corporation Registration Rights Agreement dated July 16, 1999 are hereby incorporated in their entirety by this reference.

Item 7. Material to be Filed as Exhibits.

        Exhibit A: Joint Filing Statement.

        Exhibit B: ILEX Oncology, Inc. Stock Purchase Agreement dated July 16, 1999, as previously submitted with the Schedule 13-D filed July 27, 1999 and incorporated herein by reference.

        Exhibit C: ILEX Oncology, Inc. Management Rights Agreement dated July 16, 1999, as previously submitted with the Schedule 13-D filed July 27, 1999 and incorporated herein by reference.

        Exhibit D: ILEX Oncology Inc. SBA Compliance Agreement dated July 16, 1999.

Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 25, 2000


ALTA PARTNERS                                       ALTA BIOPHARMA PARTNERS, L.P.

                                                    By:  Alta BioPharma Management Partners, LLC


By:                                                 By:
   --------------------------------------              -----------------------------------------
         Jean Deleage, President                    Daniel Janney, Managing Director


ALTA BIOPHARMA MANAGEMENT PARTNERS, LLC             ALTA EMBARCADERO BIOPHARMA PARTNERS, LLC



By:                                                 By:
   --------------------------------------              -----------------------------------------
         Jean Deleage, Member                                Jean Deleage, Member


ILEX CHASE PARTNERS (ALTA BIO), LLC                 ALTA/CHASE BIOPHARMA MANAGEMENT, LLC
By: Alta/Chase BioPharma Management, LLC


By:                                                 By:
   --------------------------------------              -----------------------------------------
         Daniel Janney, Member                               Daniel Janney, Member


-----------------------------------------           --------------------------------------------
         Jean Deleage                                        Guy Nohra


-----------------------------------------           --------------------------------------------
         Garrett Gruener                                     Marino Polestra


-----------------------------------------           --------------------------------------------
         Daniel Janney                                       Alix Marduel

                                    EXHIBIT A

                             Joint Filing Statement

         We, the  undersigned,  hereby  express our agreement  that the attached
Schedule 13D is filed on behalf of each of us.


Date:  February 25, 2000

ALTA PARTNERS                                       ALTA BIOPHARMA PARTNERS, L.P.

                                                    By:  Alta BioPharma Management Partners, LLC


By:                                                 By:
   --------------------------------------              -----------------------------------------
         Jean Deleage, President                    Daniel Janney, Managing Director


ALTA BIOPHARMA MANAGEMENT PARTNERS, LLC             ALTA EMBARCADERO BIOPHARMA PARTNERS, LLC



By:                                                 By:
   --------------------------------------              -----------------------------------------
         Jean Deleage, Member                                Jean Deleage, Member


ILEX JOLLA CHASE PARTNERS (ALTA BIO), LLC           ALTA/CHASE BIOPHARMA MANAGEMENT, LLC
By: Alta/Chase BioPharma Management, LLC


By:                                                 By:
   --------------------------------------              -----------------------------------------
         Daniel Janney, Member                               Daniel Janney, Member


-----------------------------------------           --------------------------------------------
         Jean Deleage                                        Guy Nohra


-----------------------------------------           --------------------------------------------
         Garrett Gruener                                     Marino Polestra


-----------------------------------------           --------------------------------------------
         Daniel Janney                                       Alix Marduel